UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                FORM 12b-25

                                                              SEC FILE NUMBER
                         NOTIFICATION OF LATE FILING             0-16203

                                                               CUSIP NUMBER
                                                                 247907207

(Check One): [X]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form 10-D [ ]Form N-SAR [ ]Form N-CSR

For Period Ended:  December 31, 2006

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
    For the Transition Period Ended: __________________

___________________________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or
Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
___________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________


PART I - REGISTRANT INFORMATION

Delta Petroleum Corporation
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Full Name of Registrant


370 Seventeenth Street, Suite 4300
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Address of Principal Executive Office (Street and Number)


Denver, Colorado  80202
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)




     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion hereof, will be filed on or before the fifteenth calendar day following the prescribed due date;
[X] or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule12b-25 has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-
K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Due to the shortened time period for filing and increased audit procedures now required under the Sarbanes Oxley Act of 2002, we were not able to complete the income tax review audit procedures necessary for the timely filing of our Form 10-K.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.


  Stanley F. Freedman                 (303)                  293-9133
-----------------------            -----------          ------------------
        (Name)                     (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) been filed?
If answer is no, identify report(s). [X]Yes   [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report
or portion thereof?   [X]Yes   [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


NARRATIVE AND QUANTITATIVE EXPLANATION OF THE ANTICIPATED CHANGE:

      For the year ended December 31, 2006, the Company expects to report that revenue from continuing operations increased 64% to $176.6 million, when compared with $107.5 million in 2005, and that revenue from oil and gas sales increased 27% to $124.2 million (vs. $97.8 million), while revenue from contract drilling and trucking fees increased 320% to $57.1 million
(vs. $13.6 million).

      For the quarter ended December 31, 2006, the Company expects to report a net loss of $10.5 million, or $0.20 per diluted share, on revenue of $44.1 million, compared with revenue of $31.2 million and net income of $1.6 million, or $0.03 per diluted share, in the fourth quarter of the previous year.

      The Company expects to report that net income for the twelve months ended December 31, 2006 declined to $435,000, or $.01 per diluted share, in 2006, compared with $5.7 million, or $0.13 per diluted share, in the year ended December 31, 2005. The reduction in net income was largely attributable to lower realized natural gas prices of $5.93 per thousand cubic feet of gas equivalents (Mcfe) in 2006, versus $7.17 per Mcfe in 2005, increased non-cash operating expenses (e.g., depreciation, depletion and amortization of oil and gas assets), abandonment and impaired property expenses, increases in lease operating expenses, and higher general and administrative expenses.





                        Delta Petroleum Corporation
                -------------------------------------------
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: March 1, 2007                  By:/s/ Kevin K. Nanke
                                        Kevin K. Nanke, Treasurer and
                                        Chief Financial Officer